March 2012 Pricing Sheet dated April 3, 2012 relating to Free Writing Prospectus dated March 27, 2012 Registration Statement No. 333-180289 Filed pursuant to Rule 433

Contingent Income Auto-Callable Securities due April 4, 2013

Based on the Performance of the iShares® MSCI Emerging Markets Index Fund

PRICING TERMS – March 30, 2012

Issuer:	HSBC USA Inc.
Underlying shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Aggregate principal amount:	$4,611,250
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and Issue Price” below)
Pricing date:	March 30, 2012
Original issue date:	April 4, 2012 (3 business days after the pricing date)
Maturity date:	April 4, 2013, subject to adjustment as described in the accompanying ETF Underlying Supplement
Early redemption:	If, on any of the first three determination dates, the determination closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination closing price:	The closing price of the underlying shares on any determination date other than the final determination date, as determined by the calculation agent, and as adjusted by the calculation agent as described under “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying ETF Underlying Supplement.
Contingent quarterly payment:

•   If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.2000 (2.00% of the stated principal amount) per security on the related contingent payment date.

•   If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	June 29, 2012, October 1, 2012, December 31, 2012 and April 1, 2013 (the final determination date), each subject to adjustment as described in the accompanying ETF Underlying Supplement.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	Unless the securities have been earlier redeemed,

• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
• If the final share price is less than the downside threshold level:	$10 x the share performance factor

Downside threshold level:	75% of the initial share price
Initial share price:	$42.94, which was the closing price of one underlying share on the pricing date, as determined by the calculation agent
Final share price:	The closing price of one underlying share on the final determination date, as determined by the calculation agent, and as adjusted by the calculation agent as described under “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying ETF Underlying Supplement.
Share performance factor:	final share price / initial share price
CUSIP:	40433K231
ISIN:	US40433K2318
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See “Supplemental plan of distribution (conflicts of interest).”

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10.00	$0.15	$9.85
Total	$4,611,250	$69,168.75	$4,542,081.25

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.15 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of $0.15 for each Buffered PLUS they sell. See “Supplemental plan of distribution (conflicts of interest)”on page 10 of the accompanying free writing prospectus.

You should read this document together with the free writing prospectus describing this offering and the related ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The free writing prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000114420412017317/v307302_fwp.htm

The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

The securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

March 2012	Page 1